FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September, 2006.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐       Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................

     Domtar Inc.’s Material Change Report related to its proposed combination with Weyerhaeuser Company’s fine paper business is attached hereto as Exhibit No. 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: September 6, 2006	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
September 6, 2006
EXHIBIT INDEX

Exhibit No.	Description

99.1	Domtar Inc.’s Material Change Report related to its proposed combination with Weyerhaeuser Company’s fine paper business.